UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Lonestar Resources US Inc
____________________________________________
(Name of Issuer)

COMMON STOCK
____________________________________________
(Title of Class of Securities)

54240F202
_________________________
(CUSIP Number)

DATE OF EVENT: October 29, 2021

Check the following box if a fee is being paid with this statement [].
A fee is not required only if the filing person:   (1) has a previous
statement on file reporting beneficial ownership of more than 5 percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

(Continued on following page(s))


SCHEDULE 13G/A		Page 2 of 5 Pages

CUSIP No. 54240F202

1.NAME OF REPORTING PERSONS

Loomis, Sayles & Co., L.P.
______________________________________________________________________________
2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [  ]
(b)  [  ]
_____________________________________________________________________________
3.SEC USE ONLY


______________________________________________________________________________
4.CITIZENSHIP OR PLACE OF ORGANIZATION
Place of organization: Delaware.
Principal offices: Boston, MA.
______________________________________________________________________________
		5.	SOLE VOTING POWER
            		-0-
NUMBER OF
SHARES		6.	SHARED VOTING POWER
BENEFICIALLY		-0-
OWNED BY EACH
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON WITH		-0-

		8.	SHARED DISPOSITIVE POWER
			-0-
______________________________________________________________________________
9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING	PERSON
-0-
______________________________________________________________________________
10.CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[ ]
______________________________________________________________________________
11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.00%
______________________________________________________________________________
12.TYPE OF REPORTING PERSON*
INVESTMENT ADVISOR

*SEE INSTRUCTIONS BEFORE FILLING OUT


Page 3 of 5 Pages

Item 1(a). Name of Issuer
Lonestar Resources US Inc


Item 1(b). Address of Issuers Principal Offices
111 Boland St
Suite 300
Fort Worth TX 76107

Item 2(a). Name of Person Filing
Loomis, Sayles & Co., L.P.

Item 2(b). Address of Principal Business Office
One Financial Center
Boston, MA  02111

Item 2(c). Citizenship
Place of organization: Delaware
Principal offices: Boston, MA

Item 2(d). Title of Class of Securities
COMMON STOCK

Item 2(e). CUSIP Number 54240F202

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)[ ]Broker or dealer registered under Section 15 of the Act
(b)[ ]Bank as defined in Section 3(a)(6) of the Act
(c)[ ]Insurance Company  registered under Section 3(a)(19) of the Act
(d)[ ]Investment company registered under Section 8 of the Investment
Company Act
(e)[x]Investment Adviser registered under Section 203
of the Investment Advisers Act of 1940
(f)[ ]Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
1974 or Endowment Fund:  see Section 240.13d-1(b)(1)(ii)(F)
(g)[ ]Parent Holding Company, in accordance with Section
240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)[ ]Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


Page 4 of 5 Pages

Item 4. Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds 5 percent provide the following information as of that date and identify those shares which there is a right to acquire.

(a)Amount beneficially owned:	-0-

(b)Percent of Class:		0.00%

(c)Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: -0-

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: -0-

(iv)	shared power to dispose or direct the disposition of: -0-


Loomis, Sayles & Co., L.P. disclaims any beneficial interest in any of the foregoing securities.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan pension fund or endowment fund is not required.

Clients of Reporting Person may have such a right, and those whom have such interest relating to more than 5% of the class are identified here:

Not applicable

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8. Identification and Classification of Members of the Group. If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group.
If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 9, 2021

Signature:	/s/ Mari Shimokawa

Name/Title:	Mari Shimokawa/VP & Deputy Chief Compliance Officer